UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 21, 2025, Zhibao Technology Inc., Cayman Islands exempted company, (the “Company”) issued a press release announcing that, on November 19, 2025, the Company received a notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended June 30, 2025 (the “Form 20-F”), it no longer complied with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company has 60 calendar days from receipt of the notice to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company’s plan (the “Plan”), then Nasdaq may grant the Company an exception of up to 180 calendar days from the Form 20-F’s due date, or until May 13, 2026. In determining whether to accept the Company’s Plan, the Staff will consider such things as the likelihood that the 20-F, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within the Staff’s review period, the Company’s overall financial condition and its public disclosures. If Nasdaq does not accept the Plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company is working diligently on the Form 20-F and intends to file it within the time period specified above.

The notice has no effect at this time on the listing of the Company’s Class A ordinary shares, which will continue to trade uninterrupted under the symbol “ZBAO”. However, if the Company fails to regain compliance with the Rule, the Company’s Class A ordinary shares will be subject to delisting from Nasdaq.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
99.1	Press Release, dated November 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: November 24, 2025	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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